U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report April 11, 2019

SPRiZZi Bev-Co., Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

897 Via Lata, Suite C,

Colton, California 92324

(844) 477-7499

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

2080	82-4431636
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Item 7. Departure of Certain Officers

Brian Farley has resigned as Chief Financial Officer of Sprizzi Bev-Co, Inc. as of February 25, 2019. The Company has not replaced Mr. Farley as of the date of this report.

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ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPRiZZi Bev-Co., Inc.,

April 11, 2019	By:	/s/ Michael Breault
Michael Breault
Chief Executive Officer and Director (principal executive officer)

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